

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Mr. Gabriel Jaramillo
Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street, 5th Floor
Boston, Massachusetts 02109

    Re: Santander Holdings USA, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Form 10-K/A for the Fiscal Year Ended December 31, 2009
            Form 10-Q for the quarter ended June 30, 2010
            File No. 001-16581

Dear Mr. Jaramillo:

    We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Erin Magnor
                Attorney